

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

<u>Via E-mail</u>
Mr. Rick M. Robertson
President and Chief Executive Officer
Croghan Bancshares, Inc.
323 Croghan Street
Freemont, Ohio 17053

Re: **Croghan Bancshares, Inc.**
          Registration Statement on Form S-4
          Filed August 2, 2013
          File No. 333-190362

Dear Mr. Robertson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us with copies of any reports, presentations or other information that was transmitted by either of the financial advisors to the Board of Directors of either Croghan or Indebancorp.

2. Please disclose the following:
   * the "nonpublic information from Croghan" to which you refer in the second from last paragraph on page 31;
   * the "internal financial projections" of Indebancorp and Croghan to which you refer in the seventh bullet on page 35; and

- the "financial forecasts" relating to Indebancorp and Croghan to which you refer in the third bullet on page 41.

3. Please revise to include updated financial statements noting the updating requirements of Rule 8-08 of Regulation S-X. Please also provide an updated consent from your independent accountant in your next pre-effective amendment.

Summary

The Parties, page 6

4. Please revise your disclosure regarding Croghan to disclose that you terminated your reporting obligations under the Exchange Act. Please revise the section on page 7 entitled "The Merger" to disclose whether the merged company will be a reporting company. Please provide more detailed disclosure in the section entitled "the Proposed Merger." on page 30, including any intention to terminate reporting obligations.

Dissenters' rights, page 12

5. Please revise the disclosure here and on pages 29 to state the actual date of the deadline for delivery. Consistent with Instruction to Item 3 of Schedule 14A, indicate whether a security holder's failure to vote against the merger will constitute a waiver of his dissenters' rights and if the State law is unclear, state what position will be taken in regard to these matters.

Risk Factors, page 13

6. Please add a risk factor addressing the risks from the concentration of both loan portfolios in real estate loans in a few counties in Ohio and how the merger will affect the risk.

7. Please revise the risk factor on page 18 regarding additional capital to discuss the risks of dilution to shareholders as a result of such raising capital.

Forward-Looking Statements, page 20

8. You cannot rely upon the safe harbor for an initial public offering. Please delete this disclosure.

Background of the Merger, page 31

9. Please revise the fourth paragraph to disclose whether either of the two other financial institutions proposed a merger with Indebancorp or an indication of interest and, if so, the material terms.

Material U.S. federal income tax consequences of the merger, page 47

10. In the second from lase sentence of the second paragraph on page 48, indicate that the representations are factual in nature.

11. In the third paragraph on page 48, you cannot assume that the merger qualifies as a reorganization. Please provide an opinion.

12. In the bold-face paragraph on page 50, delete the "general information only" statement.

Pro Forma Financial Information, page 71

13. We note your disclosure in Footnote 5 on page 74 that Goodwill estimate is based on the excess of the purchase price over the estimated fair value of the net assets acquired. Please revise to include a purchase price allocation table.

Competition, page 86

14. Disclose your competitive position as required by Item 101(h)(4)(iv), including that you have less than a one percent share of deposits (two tenths of one percent) in Ohio, as of June 2012.

Croghan Financial Statements as of March 31, 2013 (Unaudited)

Notes To Consolidated Financial Statements

Note 4 – Securities, page F-10

15. Please revise to include gross unrealized losses on available for sale and held to maturity securities that are greater than 12 months. Refer to ASC 320-10-50-6 and 7.

Croghan Financial Statements as of December 31, 2012 (Audited)

Notes To Consolidated Financial Statements

Note 1- Summary of Significant Accounting Polices

Loans, page F-28

16. Please tell us and revise to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual loan to accrual status or to classify a troubled debt restructuring as accruing. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

17. Please tell us and revise to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss in your Management's Discussion and Analysis section how you consider the potential for outdated appraisal values in your allowance for loan losses.

18. We note from the table on page F-39 that your impaired loans decreased by approximately $7.6 million from December 31, 2011 to December 31, 2012. Please tell us and revise your Management's Discussion and Analysis section to discuss the reasons for this significant decrease.

Exhibit 5

19. In the final sentence of the second paragraph, please limit the reliance to factual matters. Please delete assumption "(c)" in the third paragraph. Please revise the final paragraph to remove any limitations on reliance by shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder at (202) 551-3294 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director